EXHIBIT 99

6 March 2007


CORUS GROUP plc

DISCLOSURE OF INTEREST IN SHARES


Corus Group plc (the "Company") received notification on 5 March 2007 from Bear Stearns International Trading Limited, stating that on 1 March 2007, Bear
Stearns International Trading Limited beneficially owned 28,441,529 ordinary shares representing an interest of 3.006% of the Company's issued share capital.

End.